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Founder at Chisos

Santa Monica, California, United States · Contact info

500+ connections

You both know Jonny Price, Matthew McAteer and 1 other

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Chisos LLC

The University of Texas at Austin - The Red McCombs...

Experience

Founder
Chisos LLC · Full-time
Jan 2020 – Present · 1 yr 5 mos
Greater Los Angeles Area

Chisos is an investment platform that provides idea-stage and side-hustle founders with an alternative funding option. Chisos invests $15-50k using a Convertible Income Share Agreement, which combines an income share agreement with the founder and a small percentage of equity in the founder's business. The unique investment model facilitates investment in pre-traction or side-hustle businesses, where other capital sources are not available.

Republic Venture Partner
Republic
May 2020 – Present · 1 yr 1 mo
Los Angeles Metropolitan Area

We're an investment platform spun out of AngelList that allows anyone to invest in pre-seed to Series B startups. Through our platform, startups can raise up to $1M while rewarding their community with a stake in their success. Our portfolio of 175+ companies has raised over $250M from VCs, angels, and their users, customers, and supporters. We collaborate with all ty ...see more

Advisor
Arcus Partners
Nov 2019 – Present · 1 yr 7 mos

Empowering companies by unlocking their data - "Finity360 Suite" Cloud built, Blockchain connected products and services for Banks, Credit Unions and the Capital Markets

Product Lead
QoS
Oct 2018 – Jan 2020 · 1 yr 4 mos
Greater Los Angeles Area

Supporting the QOS distributed application ecosystem for compliant trade finance and immutable supply chains

Cockrell Interests, Inc.
4 yrs

Senior Investment Associate
Sep 2017 – Aug 2019 · 2 yrs
Houston, Texas Area

Financial Analyst
Sep 2015 – Sep 2017 · 2 yrs 1 mo
Houston, Texas Area

Cockrell Interests (single-family office) is a diversified investment company engaged in the management of private equity, real estate development, oil and gas interests, health technology venture funds, investment partnerships, and public equities.
...see more

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Education

The University of Texas at Austin - The Red McCombs School of Business
BBA, Finance, Business Honors
Activities and Societies: Kappa Sigma Fraternity, Phi Chi Theta Fraternity, Honors Business Association, Texas Analyst Association

University of Bath
Business Administration and Management, General, 4.0 GPA
Activities and Societies: University Basketball team

Fall study abroad program

Licenses & certifications

Bloomberg's BESS Program
Bloomberg LP
Issued Nov 2013 · No Expiration Date

Series 63
Financial Industry Regulatory Authority (FINRA)
Issued Sep 2014 · Expired Sep 2016

Series 79
Financial Industry Regulatory Authority (FINRA)
Issued Sep 2014 · Expired Sep 2016

Skills & endorsements

Event Planning · 10

Colin Lee and 9 connections have given endorsements for this skill

Microsoft Office · 9

Colin Lee and 8 connections have given endorsements for this skill

Investments · 8

Colin Lee and 7 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**



LaKay Cornell (she - her)
culture curator | storymaker |
feather ruffler | speaker |
needle mover | unapologetic
feminist | wordsmith

July 28, 2020, Will was a client of
LaKay's

LaKay wrote an article on me and my company (Chisos) that was
featured on the Conscious Company Media platform. LaKay did an
excellent job streamlining and simplifying the entire process for
me. She laid out the steps and communicated the timeline for first
draft, review and publishing of the article. I was very pl... See more